                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                      Citadel Communications Corporation
                    --------------------------------------
                               (Name of Issuer)


                    Common Stock, per value $.001 per share
                  -------------------------------------------
                         (Title of Class of Securities)


                                   172853202
                                --------------
                                (CUSIP Number)


                               James P. Koeneman
                      200 West Madison Street, Suite 3510
                            Chicago, Illinois 60606
                          ---------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                March 19, 1999
                              ------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO 172853202

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      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Baker, Fentress & Company
      36-0767350

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware

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                          SOLE VOTING POWER
                     7
     NUMBER OF            1,839,511

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,839,511

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    1,839,511

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    7.15%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14    IV

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

     This Amendment No. 2 relates to the Schedule 13D filed by Baker, Fentress & Company ("BKF") on July 10, 1998 (the "Schedule 13D") relating to the shares of common stock, $.001 par value per share ("Common Stock") of Citadel Communications Corporation (the "Company"). All terms used herein unless otherwise defined shall have the same meaning as in the Schedule 13D. This Amendment No. 2 amends and supplements the Schedule 13D and should be read in conjunction therewith.

ITEM 4.   PURPOSE OF TRANSACTION

     Item 4 is hereby supplemented as follows:

     As a result of the expiration on December 27, 1998 of the "lockup" period following the completion of the Company's Offering, BKF will, from time to time, consider selling shares of Common Stock that it now, or hereinafter owns, in market transactions, negotiated block transactions, or otherwise depending on market conditions and BKF's portfolio management needs.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended and restated in its entirety as follows:

     Beginning on March 9, 1999 and ending on March 19, 1999, BKF sold 287,225 shares of Common Stock at prices ranging from $25.50 to $26.75.

     BKF has been informed by the Company that as of October 31, 1998, there were 25,725,271 shares of Common Stock issued and outstanding shares. BKF owns approximately 7.15% of the outstanding shares of Common Stock. That amount of shares issued and outstanding does not include (i) certain shares of Common Stock issuable upon exercise of options or (ii) shares of Common Stock reserved under the Company's 1996 Equity Incentive Plan. The amount of shares of Common Stock outstanding does include 9,506,561 shares of Common Stock issued on September 18, 1998 upon the conversion of shares of Convertible Preferred Stock which were convertible on a one-for-one basis into shares of Common Stock at the option of the holders thereof.

     On June 28, 1996, BKF, along with certain other stockholders of the Company, entered into a the Third Amended and Restated Registration Rights Agreement with the Company pursuant to which the Company, under certain circumstances, is required to register their shares of Common Stock under the Securities Act of 1933.

     Except in connection with the transaction described herein and the transaction reported in Amendment No. 1 to this Schedule 13D, filed on February 3, 1999, neither BKF nor, to the best of its knowledge, any person listed in Annex 1 hereto, has effected any transactions in the securities of the Company during the preceding 60 days.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    March 25, 1999

BAKER, FENTRESS & COMPANY

By:    /s/ Scott E. Smith
       Executive Vice President